Atna Appoints New Vice President of Exploration

Vancouver, B.C. (January 21, 2004). Atna Resources Ltd. (ATN:TSX) is pleased to announce that William (Bill) Stanley has been appointed Vice President, Exploration, effective January 24th. He brings more than 20 years of gold exploration experience in Nevada, where he has worked as exploration manager and senior geologist with Homestake Mining Company and Cyprus Amax Minerals Company. His efforts in Nevada have lead to the discovery the Ruby Hill, and Wood Gulch mines. Based in Nevada, Bill will lead Atna’s exploration team in the generation of new gold properties and play a key role in the advancement of the current property portfolio. Bill recently completed his MBA at Arizona State University, and holds a B.Sc. in Geology.

Atna is also pleased to announce the appointment of Deanna McDonald as Manager, Investor Relations, based in Vancouver. Deanna is currently a Project geologist with Atna and has been instrumental in advancing the company’s Nevada projects. She has gained experience at all aspects of mineral exploration from grass roots programs through to feasibility studies, ore reserve calculations and geologic modeling. She has formerly worked on Miramar’s Hope Bay Project and with several other mining and exploration companies including Kennecott and Hunter Dickinson.

Rob McLeod and Michael Williams, former Vice President, Exploration and Vice President, Investor Relations, respectively, are both leaving to pursue their own enterprise effective January 31, 2004. Atna thanks them for their service and wishes them much success in their new endeavour.

David Watkins, Atna President/CEO, said, “Bill is and exciting addition to Atna’s exploration team. Having Bill, an experienced and respected geologist in Nevada should further enhance Atna’s ability to generate exploration opportunities and make new discoveries. Deanna’s new ideas, energy and enthusiasm coupled with her strong technical and communication skills make her a welcome member of our management team.”

Atna Resources Ltd. is a well-financed, generative exploration company with a portfolio of highly prospective gold properties in Nevada. Jarbidge is Atna’s most recent acquisition involving a large land holding with several property-sized, high-grade targets. Atna has successfully formed Joint Ventures with a number of their other properties, including Newmont Mining (Clover), Great Basin Gold (Golden Cloud), and Pacific Ridge Exploration (Sno). Atna also has copper projects in Chile and polymetallic deposits in the Yukon, including the high-grade Wolverine Zn-Ag-Au-Cu-Pb massive sulphide deposit.

For further information contact:

ATNA RESOURCES LTD.
Deanna McDonald, Manager, Investor Relations
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
http://www.atna.com